

Formation



Successful Drilling Concludes on Cobalt Project

Vancouver, B.C., March 20, 2006, Formation Capital Corporation (Formation, FCO-TSX) (the "Company"), announced today the completion of the 2005 / 2006 core drilling program on its 100% owned Idaho Cobalt Project. The 2005 / 2006 drill program, as recommended by Mine Development Associates, was successful in gaining additional geotechnical data to optimize mine stope design for the purpose of reducing mining costs and in obtaining additional mineralized samples for confirmation of metallurgical test work. The results of the program are also expected to increase mine life through the augmentation of reserves and resources. The analysis of this data is ongoing and will be incorporated into the Definitive Feasibility Study currently in progress. The Definitive Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

The program consisted of 9,834.5 feet of core drilling in 13 holes. This program was very successful in demonstrating that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet, with ore grade cobalt mineralization having been documented over 2,600 feet of strike length.

The table below outlines the weighted average grades for the ore zone in drill holes R06-01, R06-02, R06-03 and R06-04.

Table 1: R06-01, 02, 03 and 04 drill results:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/ Grid/Easting	From (ft)	To (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R06-01/946ft/-79°	243.4°	8+03S/8+53E	860.6	875.8	15.2	14.7	1.01	0.76	0.0345
R06-02/972ft /-58°	231°	8+65S/10+38E	898.0	916.2	18.2	18.1	0.79	1.94	0.0273
R06-03/1267ft / -61°	243.4°	6+25S/14+00E	745.7	749.2	3.5	3.5	1.34	0.03	0.0108
			1185.7	1188.7	3.0	3.0	0.54	1.20	0.0101
			1196.0	1202.0	6.0	6.0	0.21	0.98	0.0047
R06-04 / 1347ft / -70°	243.4°	6+25S/14+00E	1230.8	1246.5	15.7	15.6	1.15	4.20	0.0448

R06-01 was drilled on Section 8+00S and targeted the horizon equidistant between the horizons in R04-13 and R05-08. Results indicate strong mineralization persisting down-dip from the intercept in R04-13.

R06-02 was drilled obliquely to intersect the main mineralized horizon 200 feet down dip from the intercept in R05-09 on Section 10+00 S. This hole has demonstrated that the mineralized horizon remains open down dip on this section.

R06-03 was drilled to intersect the Main Mineralized Horizon 200 feet down dip from the intercept that was intersected in R04-27. The horizon intersected in this hole displayed somewhat weaker ore grade material that was dominated by chalcopyrite and pyrite-bearing stringer mineralization and is similar in nature to that encountered in R05-08. Of significance is the presence of an additional strong ore grade mineralized horizon outside of the Main Mineralized Horizon from an extensively traceable exhalite-bearing package in the hanging wall at 745.7-749.2 feet. This sequence has been traced over 2,600 feet of strike length and has now shown ore grade values over 2,000 feet of the strike length with some minor discontinuity. The intercept in R06-03 is the southernmost occurrence of ore grade cobalt mineralization encountered to date in this hanging wall horizon.

(Cont...)

R06-04 was drilled to intercept the horizon 200 feet down dip from the intercept obtained in R06-03. This hole returned a strong mineralized intercept. The mineralization encountered here indicates that significant mineralization remains open at depth in the Ram deposit.

Table 2: Previously Released South Ram 2004/2005/2006 drill results:

Drill Hole / Depth / Inclination	Drill Hole Azimuth	Grid Northing/Easting	From (ft)	To (ft)	Core Length (ft)	True Width (ft)	Cobalt (%)	Copper (%)	Gold (oz/ton)
R05-07 / 455ft / -70°	244°	7+44S/3+36E	386.1	401.3	15.2	14.3	0.98	0.19	0.0521
R05-08 / 1298ft / -74°	243.4°	8+00S/12+00E	1190.5	1201.2	10.7	10.3	0.31	0.80	0.0300
R05-09/ 846 ft / -55°	231°	8+92S/8+59E	774.6	792.4	17.8	17.5	0.70	1.35	0.0172
R05-03 /753 ft / -56°	233°	5+20S/9+15E	690.0	707.4	17.4	16.4	1.47	0.19	0.0210
including			690.0	697.8	7.8	7.4	3.13	0.12	0.0420
R04-07 / 477 / -61°	243.4°	8+00S / 2+25E	281.0	286.0	5.0	4.9	0.55	0.06	0.0078
R04-10/ 707 / -66.0°	244.0°	8+00S /6+55E	622.9	652.1	29.2	26.3	0.68	1.99	0.0262
R04-13/ 800 / -82.5°	243.4°	8+00S / 6+55E	712.9	735.0	22.1	19.1	0.93	2.12	0.0326
R04-21 / 1084 ft / -62°	243.4°	2+00S / 13+07E	488.3	490.9	2.6	2.5	0.32	0.03	0.0043
			674.0	676	2.0	1.9	0.98	0.01	0.0186
			910.0	912	2.0	2.0	0.42	0.03	0.0052
			999.5	1009.0	9.5	9.3	1.01	0.13	0.0152
R04-24 / 1244 ft / -73.5°	243.4°	2+00S / 13+36E	793.5	795.5	2.0	1.7	0.52	0.15	0.0052
R04-26 / 1059 ft / -68°	243.4°	4+00S / 12+11E	88.0	90.0	2.0	1.8	0.89	0.03	0.0232
			945.5	949.8	4.3	4.2	1.44	1.95	0.0449
R04-27 / 1219 ft / 50°	243.4°	6+00S / 14+02E	1155.8	1162.4	6.6	6.5	0.82	0.24	0.0133
R04-28 / 736 ft / -88.2°	243.4°	4+00S / 7+36E	663.2	667.9	4.7	4.0	0.64	0.38	0.0129

Mr. George King, B.Sc., P.Geo., is the Qualified Person working directly on the project and has reviewed the contents of this release. Quality control was maintained through adherence to strict sampling procedures and the submission of blanks, duplicates and standards to the assay laboratory. Split drill core samples were sent to ALS Chemex Labs in Vancouver, B.C. for assay. A current list of drill holes, intersections and location map is available from the Company directly.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.